EXHIBIT 99.1

October 9, 2012

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

Immediate Report – Withdrawal from a Class Action Against the Company

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the immediate reports of Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”) dated January 27, 2011, January 31, 2011 and February 7, 2011 and further to the disclosure in the Company’s annual report regarding claims and motions to approve the claims  as class actions, with respect to a malfunction in the Company's network on January 25, 2011, the Company announced that the Tel-Aviv District Court approved the plaintiffs’ request to withdraw the motions to certify such claims as class actions.  The plaintiffs withdrew their motions pursuant to the Court’s recommendation and the difficulties they encountered in pursuing their motions to certify their claims as class actions.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.